Consolidated Financial Statements
30 April 2012
(Expressed in Canadian dollars)

JAMES STAFFORD

James Stafford, Inc. Chartered Accountants Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754 www.JamesStafford.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Pacific North West Capital Corp.

We have audited the accompanying consolidated financial statements of Pacific North West Capital Corp., which comprise the consolidated statements of financial position as at 30 April 2012, 30 April 2011 and 1 May 2010, and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended 30 April 2012 and 30 April 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pacific North West Capital Corp. as at 30 April 2012, 30 April 2011 and 1 May 2010, and the results of its operations and its cash flows for the years ended 30 April 2012 and 30 April 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Pacific North West Capital Corp. to continue as going concern.

Chartered Accountants

Vancouver, Canada
12 July 2012

Pacific North West Capital Corp. Consolidated Statements of Financial Position (Expressed in Canadian dollars)

	Notes	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
		$	$	$
			(Note 4)	(Note 4)
ASSETS

Current assets
Cash and cash equivalents	6	3,440,410	3,880,196	4,475,681
Amounts receivable	7	154,349	219,746	89,162
Short term investments	8	1,079,057	4,815,763	2,741,694
Prepaid expenses		310,696	173,765	40,030
		4,984,512	9,089,470	7,346,567
Investment in associate	9	298,225	-	-
Exploration and evaluation properties	10	7,686,109	6,362,048	3,899,594
Property and equipment	11	231,269	124,123	106,893

Total assets		13,200,115	15,575,641	11,353,054

EQUITY AND LIABILITIES

Current liabilities
Trade payables and accrued liabilities	12	413,715	480,652	96,951

Total liabilities		413,715	480,652	96,951

Equity
Share capital	13	34,494,642	31,282,121	26,253,869
Reserves		6,722,053	7,255,566	4,128,739
Deficit		(28,430,295)	(23,442,698)	(19,126,505)

Total equity		12,786,400	15,094,989	11,256,103

Total equity and liabilities		13,200,115	15,575,641	11,353,054

APPROVED BY THE BOARD:

“Harry Barr”	“Jordan Point”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

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Pacific North West Capital Corp. Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars)

		Year ended 30 April
	Notes	2012	2011
		$	$
			(Note 4)
Expenses
Accounting and audit		33,318	23,500
Bank charges and interest		5,452	9,555
Consulting fees		267,349	318,031
Corporate development		49,382	71,895
Depreciation	11	52,194	33,283
Director fees		29,000	23,000
Insurance, licenses and fees		46,628	60,291
Investor and shareholder relations		528,228	192,814
Legal fees		32,322	43,087
Management fees		432,338	200,071
Office and miscellaneous		170,719	66,483
Part XII.6 tax		3,833	-
Rent		65,231	37,537
Salaries and benefits		415,771	182,782
Share-based payments	14	531,712	271,693
Telephone and utilities		26,307	16,638
Transfer agent and regulatory fees		76,414	57,532
Travel, lodging and food		197,270	78,155
Vehicle lease		12,229	12,229

Loss before other items		(2,975,697)	(1,698,576)

Other items
Foreign exchange gain (loss)		40,561	(51,645)
Gain (loss) on sale of short term investments	8	(533,630)	44,280
Interest and other income		33,134	52,293
Write-down of exploration and evaluation properties	10	(1,104,376)	(2,549,552)
Gain (loss) on revaluation of share purchase warrants	8	(551,264)	(112,993)
Flow-through share income	12	537,780	-
Net loss from associate	9	(434,105)	-

Net loss for the year		(4,987,597)	(4,316,193)

Other comprehensive income
Unrealized gain (loss) on short term investments	8	(2,225,549)	1,892,226
Reclassification of (gain) loss on short term investments	8	533,630	(44,280)

Net comprehensive loss		(6,679,516)	(2,468,247)

Loss per share
Basic	16	(0.05)	(0.06)
Diluted	16	(0.05)	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

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Pacific North West Capital Corp. Consolidated Statements of Cash Flows (Expressed in Canadian dollars)

		Year ended 30 April
	Notes	2012	2011
		$	$
			(Note 4)
OPERATING ACTIVITIES

Loss before tax		(4,987,597)	(4,316,193)
Adjustments for:
Depreciation	11	52,194	33,283
Share-based payments	14	531,712	271,693
Gain or loss on sale of short term investments	8	533,630	(44,280)
Other income received in shares		-	(30,000)
Write-down of exploration and evaluation properties	10	1,104,376	2,549,552
Gain or loss on revaluation of share purchase warrants	8	551,264	112,993
Flow-through share income	12	(537,780)	-
Net loss from associate	9	434,105
Operating cash flows before movements in working capital
(Increase) decrease in amounts receivables		65,397	(130,584)
Increase in prepaid expenses		(136,931)	(133,735)
Increase (decrease) in trade payables and accrued liabilities		(300,841)	306,387

Cash used in operating activities		(2,690,471)	(1,380,884)

INVESTING ACTIVITIES

Exploration and evaluation expenditures	10	(3,224,377)	(1,890,288)
Purchase of property and equipment	11	(161,518)	(50,513)
Proceeds from sale of property and equipment	11	2,178	-
Purchase of short term investments	8	(468,189)	(2,337,268)
Proceeds from sale of short term investments	8	1,510,942	2,072,432

Cash used in investing activities		(2,340,964)	(2,205,637)

FINANCING ACTIVITIES

Proceeds from issuance of common shares	13	4,748,889	3,021,250
Share issue costs	13	(157,240)	(30,214)

Cash from financing activities		4,591,649	2,991,036

Decrease in cash and cash equivalents		(439,786)	(595,485)
Cash and cash equivalents, beginning of year		3,880,196	4,475,681

Cash and cash equivalents, end of year		3,440,410	3,880,196

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

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Pacific North West Capital Corp. Consolidated Statements of Changes in Equity (Expressed in Canadian dollars)

	Number of shares	Share capital	Share- based payments reserve	Warrant reserve	Investment revaluation reserve	Deficit	Total
		$	$	$	$	$	$

Balances, 1 May 2010 (Note 4)	67,543,008	26,253,869	2,538,382	1,983,859	(393,502)	(19,126,505)	11,256,103
Shares issued for
Cash	9,892,619	3,000,000	-	-	-	-	3,000,000
Exploration and evaluation properties	8,217,161	2,446,148	-	675,570	-	-	3,121,718
Exercise of stock options	85,000	21,250	-	-	-	-	21,250
Flow-through shares premium liability	-	(77,314)	-	-	-	-	(77,314)
Value assigned to warrants	-	(331,618)	-	331,618	-	-	-
Share-based payments	-	-	271,693	-	-	-	271,693
Share issue costs	-	(30,214)	-	-	-	-	(30,214)
Unrealized gain on available-for-sale assets	-	-	-	-	1,892,226	-	1,892,226
Reclassification of gain on investments	-	-	-	-	(44,280)	-	(44,280)
Net loss for the year	-	-	-	-	-	(4,316,193)	(4,316,193)

Balances, 30 April 2011 (Note 4)	85,737,788	31,282,121	2,810,075	2,991,047	1,454,444	(23,442,698)	15,094,989
Shares issued for
Cash	17,424,426	4,670,389	-	-	-	-	4,670,389
Exploration and evaluation properties	175,000	19,250	-	-	-	-	19,250
Exercise of stock options	310,000	111,874	(34,374)	-	-	-	77,500
Exercise of performance shares	100,000	13,000	(12,000)	-	-	-	1,000
Flow-through shares premium liability	-	(771,684)	-	-	-	-	(771,684)
Value assigned to warrants	-	(673,068)	-	673,068	-	-	-
Share-based payments	-	-	531,712	-	-	-	531,712
Share issue costs	-	(157,240)	-	-	-	-	(157,240)
Unrealized loss on available-for-sale assets	-	-	-	-	(2,225,549)	-	(2,225,549)
Reclassification of loss on investments	-	-	-	-	533,630	-	533,630
Net loss for the year	-		-	-		(4,987,597)	(4,987,597)

Balances, 30 April 2012	103,747,214		3,295,413	3,664,115		(28,430,295)	12,786,400

The accompanying notes are an integral part of these consolidated financial statements.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Pacific North West Capital Corp. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (“PGMs”), precious and base metals mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

The head office, principal address and registered and records office is located at Suite 650 - 555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7.

The Company’s financial statements as at 30 April 2012 and for the year ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $4,987,597 for the year ended 30 April 2012 (2011: $4,316,193) and has working capital of $4,570,797 at 30 April 2012 (30 April 2011: $8,608,818, 1 May 2010: $7,249,616).

The Company had cash and cash equivalents of $3,440,410 as at 30 April 2012 (30 April 2011: $3,880,196, 1 May 2010: $4,475,681), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures or cease operations. These condensed consolidated interim financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PREPARATION

2.1	Basis of consolidation

The consolidated financial statements include the financial statements of Pacific North West Capital Corp. and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is obtained to the date control ceases. All inter-company transactions, balances, income and expenses are eliminated in full on consolidation.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounting for using the equity method.

The subsidiaries and associate of the Company as at 30 April 2012 and 2011 are described below:

	Country of	% equity interest as at 30 April
Name	incorporation	2012	2011

Subsidiaries
Pacific North West Capital Corp. USA(1)	United States	100%	100%
Pacific North West Capital de México, S.A. de C.V.(1)	Mexico	100%	100%

Associate
Next Gen Metals Inc.	Canada	22.14%	5.66%

(1) Inactive entities.

2.2	Basis of presentation

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value, as explained in Note 18, and are presented in Canadian dollars except where otherwise indicated.

2.4	Statement of compliance

The consolidated financial statements of the Company and its subsidiaries, including comparative, have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

2.4	Adoption of new and revised standards and interpretations

At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended 30 April 2012.

  IFRS 9 ‘Financial Instruments: Classification and Measurement’ is a new financial instruments standard effective for annual periods beginning on or after 1 January 2015 that replaces IAS 39 and IFRIC 9 for classification and measurement of financial assets and financial liabilities.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

  IFRS 10 ‘Consolidated Financial Statements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces consolidation requirements in IAS 27 (as amended in 2008) and SIC-12.
  IFRS 11 ‘Joint Arrangements’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces IAS 31 and SIC-13.
  IFRS 12 ‘Disclosure of Interests in Other Entities’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31.
  IFRS 13 ‘Fair Value Measurement’ is a new standard effective for annual periods beginning on or after 1 January 2013 that replaces fair value measurement guidance in other IFRSs.
  IAS 1 (Amendment) ‘Presentation of Financial Statements’ is effective for annual periods beginning on or after 1 July 2012 and includes amendments regarding Presentation of Items of Other Comprehensive Income.
  IAS 19 (Amendment) ‘Employee Benefits’ is effective for annual periods beginning on or after 1 January 2013 and revises recognition and measurement of post-employment benefits.
  IAS 27 (Amendment) ‘Separate Financial Statements’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
  IAS 28 (Amendment) ‘Investments in Associates and Joint Ventures’ is effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.
  IFRIC 20 ‘Stripping Costs in the Production Phase of a Surface Mine’ is a new interpretation effective for annual periods beginning on or after 1 January 2013 that prescribes the accounting for stripping costs in the production phase of a surface mine.

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for decommissioning liabilities, the recoverability and measurement of exploration and evaluation properties and deferred tax assets and liabilities, and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

3.2	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short term money market instruments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

3.3	Investment in associate

The Company’s investment in associate is accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in profit or loss during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If there is objective evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in profit or loss. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.4	Foreign currencies

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which they operate.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

3.5	Property and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of property, plant and equipment, less their estimated residual value, using the declining balance method using the following rates or the straight-line method over the following expected useful lives:

Automotive	30%
Office equipment	20%
Software	100%
Leasehold improvements	10 years

3.6	Exploration and evaluation properties

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Option payments received are treated as a reduction of the carrying value of the related exploration and evaluation properties and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

3.7	Decommissioning, restoration and similar liabilities

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the reclamation of mineral properties and retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future cost estimates arising from the decommissioning of plant, site restoration work and other similar retirement activities is added to the carrying amount of the related asset, and depreciated on the same basis as the related asset, along with a corresponding increase in the provision in the period incurred. Discount rates using a pre-tax rate that reflect the current market assessments of the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the provision.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. The net present value of reclamation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of reclamation projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation properties.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.8	Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payments reserve.

The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

3.9	Taxation

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.10	Financial assets

Financial assets are classified as financial assets at fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition. Financial assets are recognized initially at fair value. The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at FVTPL

Financial assets are classified as held for trading and are included in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives, other than those designated as effective hedging instruments, are also categorized as held for trading. These assets are carried at fair value with gains or losses recognized in profit or loss. Transaction costs associated with financial assets at FVTPL are expensed as incurred. Cash and cash equivalents and share purchase warrants held in other companies are included in this category of financial assets.

Held-to-maturity and loans and receivables

Held-to-maturity and loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in profit or loss when the financial asset classified in this category are derecognized or impaired, as well as through the amortization process. Transaction costs are included in the initial carrying amount of the asset. Amounts receivables are classified as loans and receivables.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized within other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the investment is derecognized or impaired. Transaction costs are included in the initial carrying amount of the asset. Available-for-sale assets include short term investments in equities of other entities.

The fair value is determined by reference to bid prices at the close of business on the reporting date. Where there is no active market, fair value is determined using valuation techniques. Where fair value cannot be reliably measured, assets are carried at cost.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.11	Financial liabilities

Financial liabilities are classified as financial liabilities at FVTPL, derivatives designated as hedging instruments in an effective hedge, or as financial liabilities measured at amortized cost, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at FVTPL

Financial liabilities at FVTPL has two subcategories, including financial liabilities held for trading and those designated by management on initial recognition. Transaction costs on financial liabilities at FVTPL are expensed as incurred. These liabilities are carried at fair value with gains or losses recognized in profit or loss.

Financial liabilities measured at amortized cost

All other financial liabilities are initially recognized at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest, other revenues and finance costs. Trade payables are included in this category of financial liabilities.

Derivatives designated as hedging instruments in an effective hedge

The Company does not hold or have any exposure to derivative instruments.

3.12	Impairment of financial assets

Financial assets, other than financial assets at FVTPL, are assessed for indicators of impairment at each period end.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost have been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced, with the amount of the loss recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

Page | 13

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Available-for-sale

If an available-for-sale financial asset is impaired, the cumulative loss previously recognized in equity is transferred to profit or loss. Any subsequent recovery in the fair value of the asset is recognized within other comprehensive income.

3.13	Derecognition of financial assets and liabilities

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3.14	Impairment of non-financial assets

The carrying amount of the Company’s assets is reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the Company makes an estimate of the asset’s recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Recoverable amount of an asset group is the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Page | 14

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

3.15	Flow-through shares

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through share premium liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

3.16	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

4.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

4.1	Initial adoption of IFRS

IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ establishes guidance for the initial adoption of IFRS. The accounting policies in Note 3 have been applied consistently in preparing the consolidated financial statements for the year ended 30 April 2012. The consolidated financial statements for the year ended 30 April 2011 were prepared applying available standards under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). For the first-time adoption of IFRS, the comparative information for the year ended 31 April 2011 and the opening IFRS statement of financial position on 1 May 2010 (the “Transition Date”) have been revised where appropriate to conform with IFRS using various exemptions and options available under IFRS 1.

4.2	Optional exemptions from full retrospective application

Business combinations

IFRS 1 provides the option to apply IFRS 3 ‘Business Combinations’, retrospectively or prospectively from the date of transition. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to the Transition Date.

Page | 15

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 ‘Share-based Payment’ to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date. The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date.

Decommissioning liabilities

IFRS 1 provides an optional exemption to elect not to retrospectively recalculate the decommissioning liabilities and the related impact on the cost of the related asset and accumulated depreciation. The Company elected to use this exemption and account for changes in decommissioning liabilities prospectively from Transition Date.

4.3	Mandatory exception to full retrospective application

Estimates

In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

4.4	Reconciliation to previously reported financial statements

IFRS 1 requires an entity to reconcile its equity, comprehensive loss and cash flows for prior periods. The reconciliations between the previously reported financial results under Canadian GAAP and the current reported financial results under IFRS are provided as follows:

Page | 16

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Reconciliation of Consolidated Statement of Financial Position as at 1 May 2010

	Notes	Canadian GAAP	IFRS Adjustments	IFRS
		$	$	$

ASSETS

Current assets
Cash and cash equivalents		4,475,681	-	4,475,681
Amounts receivable		89,162	-	89,162
Short term investments		2,741,694	-	2,741,694
Prepaid expenses		40,030	-	40,030
		7,346,567	-	7,346,567
Exploration and evaluation properties		3,899,594	-	3,899,594
Property and equipment		106,893	-	106,893

Total assets		11,353,054	-	11,353,054

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables		96,951	-	96,951

Total liabilities		96,951	-	96,951

Equity
Share capital	(b)	25,170,802	1,083,067	26,253,869
Contributed surplus	(c)	4,485,390	(4,485,390)	-
Accumulated other comprehensive income	(c)	(393,502)	393,502	-
Share-based payments reserve	(a)(c)	-	2,538,382	2,538,382
Warrants reserve	(c)	-	1,983,859	1,983,859
Investment revaluation reserve	(c)	-	(393,502)	(393,502)
Deficit	(a)(b)	(18,006,587)	(1,119,918)	(19,126,505)

Total equity		11,256,103	-	11,256,103

Total equity and liabilities		11,353,054	-	11,353,054

Page | 17

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Reconciliation of Consolidated Statement of Financial Position as at 30 April 2011

	Notes	Canadian GAAP	IFRS Adjustments	IFRS
		$	$	$

ASSETS

Current assets
Cash and cash equivalents		3,880,196	-	3,880,196
Amounts receivable		219,746	-	219,746
Short term investments		4,815,763	-	4,815,763
Prepaid expenses		173,765	-	173,765
		9,089,470	-	9,089,470
Exploration and evaluation properties		6,362,048	-	6,362,048
Property and equipment		124,123	-	124,123

Total assets		15,575,641	-	15,575,641

EQUITY AND LIABILITIES

Current liabilities
Trade and other payables	(b)	403,338	77,314	480,652

Total liabilities		403,338	77,314	480,652

Equity
Share capital	(b)	30,276,368	1,005,753	31,282,121
Contributed surplus	(c)	5,601,728	(5,601,728)	-
Accumulated other comprehensive income	(c)	1,454,444	(1,454,444)	-
Share-based payments reserve	(a)(c)	-	2,810,075	2,810,075
Warrants reserve	(c)	-	2,991,047	2,991,047
Investment revaluation reserve	(c)	-	1,454,444	1,454,444
Deficit	(a)(b)	(22,160,237)	(1,282,461)	(23,442,698)

Total equity		15,172,303	(77,314)	15,094,989

Total equity and liabilities		15,575,641	-	15,575,641

Page | 18

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Reconciliation of Consolidated Statement of Loss and Comprehensive Loss
For the year ended 30 April 2011

	Notes	Canadian GAAP	IFRS Adjustments	IFRS
		$	$	$

Expenses
Accounting and audit		23,500	-	23,500
Bank charges and interest		9,555	-	9,555
Consulting fees		318,031	-	318,031
Corporate development		71,895	-	71,895
Depreciation		33,283	-	33,283
Director fees		23,000	-	23,000
Insurance, licenses and fees		60,291	-	60,291
Investor and shareholder relations		192,814	-	192,814
Legal fees		43,087	-	43,087
Management fees		200,071	-	200,071
Office and miscellaneous		66,483	-	66,483
Rent		37,537	-	37,537
Salaries and benefits		182,782	-	182,782
Share-based payments	(a)	109,150	162,543	271,693
Telephone and utilities		16,638	-	16,638
Transfer agent and regulatory fees		57,532	-	57,532
Travel, lodging and food		78,155	-	78,155
Vehicle lease		12,229	-	12,229

Loss before other items		(1,536,033)	(162,543)	(1,698,576)

Other items
Foreign exchange loss		(51,645)	-	(51,645)
Gain on sale of short term investments		44,280	-	44,280
Interest and other income		52,293	-	52,293
Write-down of exploration and evaluation properties		(2,549,552)	-	(2,549,552)
Loss on revaluation of share purchase warrants		(112,993)	-	(112,993)

Net loss for the year		(4,153,650)	(162,543)	(4,316,193)

Other comprehensive income
Unrealized gain on short term investments		1,892,226	-	1,892,226
Reclassification of gain on short term investments		(44,280)	-	(44,280)

Net comprehensive loss		(2,305,704)	(162,543)	(2,468,247)

Page | 19

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Reconciliation of Consolidated Statement of Cash Flows
For the year ended 30 April 2011

The transition to IFRS did not have a significant impact on the Company’s consolidated statement of cash flows for the year ended 30 April 2011.  The transition adjustments recognized in the consolidated statements of financial position and consolidated statement of loss and comprehensive loss have resulted in reclassifications of various amounts on the consolidated statements of cash flows.  However, there were no significant changes to the total operating, financial or investing cash flows.  As a result, no reconciliation has been prepared.

Differences between Canadian GAAP and IFRS

(a)	Share-based payments

Employees vs. non-employees

Under Canadian GAAP, an individual is classified as an employee when the individual is consistently represented to be an employee under law.

Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Forfeitures

Under Canadian GAAP, forfeitures are recognized as they occur.

Under IFRS, an estimate of the number of stock options expected to vest is required, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

Measurement and Recognition

Under Canadian GAAP, all stock options granted to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of: (a) the date at which the counterparty performance is completed, (b) the date the performance commitment is reached or (c) the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is expensed or capitalized to mineral property costs as appropriate over the vesting period. For stock options to employee with graded vesting, the total fair value is recognized on a straight-line basis over the vesting period.

Page | 20

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based payment expense related to stock options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. Each tranche in a stock option with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. For stock options granted to non-employees, IFRS requires that share-based payment expense be measured at the fair value of the services received unless the fair value cannot be reliably measured.

The change in accounting policy related to share-based payments resulted in an increase of share-based payments reserve as at the Transition Date of $36,851 with an increase in deficit of an equal amount, and an increase in share-based payment expense of $162,543 for the year ended 30 April 2011.

(b)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of the Canadian Institute of Chartered Accountants (the “CICA”) Emerging Issues Committee Abstract 146 ‘Flow-through Shares’. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability. Upon renunciation by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense. A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and be recorded as a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and an increase in deficit of $1,083,067 as at the Transition Date, and a decrease in share capital and an increase in flow-through tax liability of $77,314 for the year ended 30 April 2011.

(c)	Reclassification within equity section

Under Canadian GAAP, “Contributed surplus” was used to record the issuance of stock options, performance shares¸ share purchase warrants and agent compensation warrants. Upon adoption of IFRS, the balances in “Contributed surplus” have been reclassified to “Share-based payments reserve” and “Warrants reserve”. In addition, “Accumulated other comprehensive income” related to revaluation of available-for-sale investments has been reclassified as “Investment revaluation reserve”.

Page | 21

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

5.	SEGMENTED INFORMATION

At 30 April 2012, the Company operates in three geographical areas, being Canada, the United States and Burkina Faso. The following is an analysis of the net loss, current assets and non-current assets by geographical area:

	Canada	United States	Burkina Faso	Total
	$	$	$	$

Net loss
Year ended 30 April 2012	4,987,597	-	-	4,987,597
Year ended 30 April 2011	4,316,193	-	-	4,316,193

Current assets
As at 30 April 2012	4,984,512	-	-	4,984,512
As at 30 April 2011	9,089,470	-	-	9,089,470
As at 1 May 2010	7,346,567	-	-	7,346,567

Investment in associate
As at 30 April 2012	298,225	-	-	298,225
As at 30 April 2011	-	-	-	-
As at 1 May 2010	-	-	-	-

Exploration and evaluation properties
As at 30 April 2012	7,093,158	208,683	384,268	7,686,109
As at 30 April 2011	6,175,355	-	186,693	6,362,048
As at 1 May 2010	3,145,604	753,990	-	3,899,594

Property and equipment
As at 30 April 2012	231,269	-	-	231,269
As at 30 April 2011	124,123	-	-	124,123
As at 1 May 2010	106,893	-	-	106,893

Page | 22

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

6.	CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents are denominated in the following currencies:

	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
	$	$	$

Denominated in Canadian dollars	2,734,541	2,982,591	3,771,579
Denominated in U.S. dollars	705,869	897,605	704,102

Total cash and cash equivalents	3,440,410	3,880,196	4,475,681

During the year ended 30 April 2012, the Company issued a total of 13,734,593 flow-through shares (2011: 644,286 flow-through shares) for a total of $3,612,089 (2011: $225,500) (Note 13). As at 30 April 2012, the Company has $1,456,744 (30 April 2011: $Nil, 1 May 2010: $567,771) remaining to be spent on qualifying Canadian exploration expenditures under the terms of the flow-through share agreements.

7.	AMOUNTS RECEIVABLE

The Company’s amounts receivables are as follows:

	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
	$	$	$

GST/HST receivables	20,510	184,897	10,433
Interest receivables	310	-	9,658
Advances receivable	22,338	6,048	67,921
Shared office costs receivable	110,041	27,651	-
Other receivables	1,150	1,150	1,150

Total trade and other receivables	154,349	219,746	89,162

Included in amounts receivables of the Company are amounts due from related parties which are disclosed in Note 19. The amounts are unsecured, interest free and repayable upon written notice given from the Company.

Page | 23

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

8.	SHORT TERM INVESTMENTS

The Company’s available-for-sale investments and share purchase warrants are as follows:

	As at 30 April 2012		As at 30 April 2011
	Cost	Fair Value	Cost	Fair Value
	$	$	$	$

Fire River Gold Corp. 500,000 shares (2011: 5,363,000 shares). 575,000 warrants expiring on 18 September 2012 (2011: 2,487,500 warrants).	233,082	75,012	2,496,995	3,108,758
El Nino Ventures Inc. 3,319,888 shares (2011: 2,315,656 shares). 1,470,329 warrants (2011: 1,657,142 warrants). 800,000 warrants expire on 12 October 2013 and 285,714 warrants expire on 28 September 2012.	515,175	381,436	443,344	938,036
Next Gen Metals Inc. 4,000,000 warrants expiring on 27 September 2015 (2011: 333,334 warrants).	223,690	46,570	155,000	300,850
Augen Capital Corp. 2,257,000 shares (2011: 2,157,000 shares). 428,500 warrants expiring 30 December 2012 (2011: 428,500 warrants).	182,365	120,704	131,975	91,000
Benton Resources Corp. 300,000 shares (2011: Nil shares).	134,539	90,000	-	-
Calais Resources Inc. 2,083,000 shares (2011: 2,083,000 shares).	125,000	124,980	125,000	125,000
Goldtrain Resources Inc. 976,000 shares (1,026,000 shares).	29,280	63,440	30,780	41,040
Nevada Sunrise Gold Corp. 300,000 shares (2011: Nil shares).	15,233	54,000	-	-
Others	146,399	122,915	113,659	211,079

Total short term investments	1,604,763	1,079,057	3,496,753	4,815,763

Page | 24

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

El Nino Ventures Inc. and Next Gen Metals Inc. are companies with certain directors in common.

During the year, the Company sold a total of 4,863,000 shares of Fire River Gold Corp. for total proceeds of $1,358,276, resulting in a loss of $569,196.

During the year, the Company sold a total of 419,000 shares in other marketable securities for total proceeds of $152,666, resulting in a gain of $35,566.

During the year, the Company received 4,000,000 share purchase warrants of Next Gen Metals Inc. valued at $223,690 related to the sale of Destiny Gold Project (Note 10).

9.	INVESTMENT IN ASSOCIATE

The Company’s investment in associate is as follows:

	As at 30 April 2012		As at 30 April 2011
	Net Book Value	Fair Value	Net Book Value	Fair Value
	$	$	$	$

Next Gen Metals Inc.	298,225	461,333	-	-

The Company accounts for its investment in Next Gen Metals Inc. under the equity method of accounting.

As at 30 April 2012	Number of shares	Company’s interest	Quoted market price/share

Next Gen Metals Inc.	5,766,667	22%	$0.08

The Company had no investment accounted for under the equity method of accounting for the year ended 30 April 2011.

Page | 25

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The Company acquired the investment in Next Gen Metals Inc. through a combination of cash transactions and as part of the agreement related to the sale of Destiny Gold Project (Note 10).

	Date acquired	Number of shares	Acquisition value	Company’s interest at the date of transaction
Next Gen Metals Inc.	3 August 2010	1,216,667	$140,830	5%
	26 September 2011	4,550,000	$591,500	17%
As at 30 April 2012		5,766,667	$732,330	22%

Movements on equity investments for the year ended 30 April 2012 are as follows:

Next Gen Metals Inc.
$

Balance, 30 April 2011	-
Additions	732,330
Company’s share of net loss	(434,105)

Balance, 30 April 2012	298,225

Summary of financial information as at and for the year ended 30 April 2012 for the equity accounted investment, not adjusted for percentage of ownership held by the Company, is as follows:

	Current Assets	Non- current Assets	Total Assets	Total Liabilities	Net Loss
	$	$	$	$	$

Next Gen Metals Inc.	771,797	725,399	1,497,196	115,605	1,960,917

Page | 26

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

10.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2012 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$

ACQUISITION COSTS

Balance, 30 April 2011	3,189,989	60,000	73,954	75,000	-	3,398,943
Additions	151,300	61,000	58,250	135,000	21,370	426,920
Payments received	-	-	(50,000)	-	-	(50,000)
Impairment	-	(121,000)	(82,204)	-	-	(203,204)
Balance, 30 April 2012	3,341,289	-	-	210,000	21,370	3,572,659

EXPLORATION AND EVALUATION COSTS

Balance, 30 April 2011	902,055	594,046	1,355,311	111,693	-	2,963,105
Assaying	523,827	-	164,514	-	-	688,341
Drilling	1,520,691	-	-	-	-	1,520,691
Engineering and consulting	419,959	10,745	22,410	62,575	208,683	724,372
Environmental	63,024	-	-	-	-	63,024
Field expenses	145,047	-	-	-	-	145,047
Geology	6,519	-	-	-	-	6,519
Geophysics	269,714	8,000	-	-	-	277,714
Governmental credits	-	-	(438,664)	-	-	(438,664)
Recovery of costs	(120,337)	-	(815,190)	-	-	(935,527)
Impairment	-	(612,791)	(288,381)	-	-	(901,172)
Balance, 30 April 2012	3,730,499	-	-	174,268	208,683	4,113,450

Total costs	7,071,788	-	-	384,268	230,053	7,686,109

Page | 27

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The Company’s exploration and evaluation properties expenditures for the year ended 30 April 2011 are as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
	$	$	$	$	$	$

ACQUISITION COSTS

Balance, 1 May 2010	1	14,500	43,454	-	788,052	846,007
Additions	3,189,988	45,500	30,500	75,000	43,310	3,384,298
Impairment write-down	-	-	-	-	(831,362)	(831,362)
Balance, 30 April 2011	3,189,989	60,000	73,954	75,000	-	3,398,943

EXPLORATION AND EVALUATION COSTS

Balance, 1 May 2010	-	437,175	914,795	-	1,701,617	3,053,587
Assaying	-	-	9,640	-	-	9,640
Engineering and consulting	902,055	156,871	428,702	111,693	47,543	1,646,864
Field expenses	-	-	2,174	-	-	2,174
Governmental credits	-	-	-	-	(47,535)	(47,535)
Property fees	-	-	-	-	29,723	29,723
Recovery of costs	-	-	-	-	(13,158)	(13,158)
Impairment write-down		-	-	-	(1,718,190)	(1,718,190)
Balance, 30 April 2011	902,055	594,046	1,355,311	111,693	-	2,963,105

Total costs	4,092,044	654,046	1,429,265	186,693	-	6,362,048

Page | 28

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

River Valley, Ontario

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property, in the Sudbury Region of Ontario. During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

Kaymin continued to fund exploration under the terms of the joint venture until 2007 and invested over $22 million in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project above and beyond the minimal holding costs.

By way of a Mineral Interest Assignment Agreement dated for reference 13 December 2010, as amended on 6 April 2011 (the “Assignment Agreement”), the Company completed the purchase of Kaymin’s 50% interest in the River Valley claims, providing the Company with an undivided 100% interest in the River Valley PGM Project. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the joint venture, for a 12% interest in the Company, based on the issued and outstanding common shares of the Company as of 30 November 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

8,117,161 fully paid and non-assessable common shares of the Company (issued) (Notes 13 and 20); and

Three-year warrants exercisable to purchase 3,000,000 common shares of the Company at a price of $0.30 per common share (issued) (Notes 13 and 20).

Included in the River Valley PGM Project are the following:

(i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% Net Smelter Return (“NSR”). The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

(ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

(iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

(iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

Heaven Lake PGM Gold Project, Ontario

On 13 December 2010, the Company staked 220 square kilometres 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario The property covers entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, midway between Thunder Bay and the railway community of Armstrong.

River Valley East and West PGM Project, Ontario

On 15 September 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario. The newly acquired claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17. It covers two rock groups that host significant concentrations of Platinum Group Metals mineralization - the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

BC Rock & Roll, British Columbia

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 kilometres ("km") west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company's shares (Notes 13 and 20). The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The property is also subject to an underlying NSR of 3% and an underlying Net Profits Interest Royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

Subsequent to the year end, the Company terminated the option agreement with the Vendors related to the Rock & Roll property (Note 22). During the year, the Company recorded a provision for write-down of $733,791 related to the Rock & Roll property.

Destiny Gold Project, Québec

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec (the "Alto Option Agreement”). The property consists of 175 mining claims totalling 7,260 hectares ("ha"). Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company (Notes 13 and 20), and complete a cumulative total of $3,500,000 in exploration expenditures over a four year period, with minimum exploration expenditures of $1,400,000 to earn a 60% interest in the Destiny Gold property

On 8 August 2011, the Company entered into a Letter Agreement (the “LA”) with Next Gen Metals Inc. (“Next Gen”) whereby Next Gen was granted an option to acquire the Company's 60% earn-in option interest ("Option Interest") in the Destiny Gold Project which Option Interest was granted to the Company pursuant to an agreement with Alto.

Under the terms of the LA, the Company will grant to Next Gen an irrevocable right and option to acquire the Company's right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from the date of issuance, all of which are due as follows:

Cash: Next Gen paid to the Company $50,000 on signing the LA and will make the balance of the cash payments to the Company in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares (issued) upon Next Gen's delivery to the Company of a notice of commencement of the Option; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to the Company upon Next Gen's delivery to the Company of a notice of commencement of the option. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, shares and warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under the Company’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. The Company will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the Option Interest from the Company to Next Gen in accordance with the terms of the LA.

Subsequent to the year end, the Company terminated the option agreement with Alto related to the Destiny Gold Project (Note 22). During the year, the Company recorded a provision for write-down of $370,585 related to the Destiny Gold Project.

Glitter Lake Property, Québec

By agreement dated 15 August 2003, as amended on 30 April 2006, the Company could acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, could issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008).

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska assigned 100% interest in the Glitter Lake property to the Company for approximately $83,600 in payment of CanAlaska’s remaining lease obligations to the Company that ended in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

On 24 April 2012, the Company entered into an agreement to provide El Condor Minerals Inc. (“LCO”) an option to earn a 100% interest in the Glitter Lake Property, subject to 2 weeks due diligence period. In order to exercise the option, LCO shall make the cash payments and issue shares as set forth below:

Page | 32

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

	Payments	Shares
	$
On directors and regulatory approvals	50,000	350,000
On or before 24 April 2013	50,000	350,000
On or before 24 April 2014	50,000	300,000
Total	150,000	1,000,000

Upon completion of the option, the Company will retain 2% NSR. 1% NSR can be purchased from the Company for $1,000,000.

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows:

		Payments	Shares	Exploration Expenditures
		$		$
Upon execution of agreement	(paid/issued)	10,000	75,000	-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011*	(paid)	20,000	-	-
On or before 30 April 2012*	(paid)	20,000	-	-
On or before 30 April 2013*		20,000	-	-
Total		150,000	250,000	-

* The payments of $20,000 are Advanced Royalty Payments based on the price of nickel maintaining a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement. In the case that the price of nickel does not maintain a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement, the dollar amount of the Advanced Royalty Payments will be less than $20,000 on the 4th, 5th and 6th anniversary of the agreement and the actual dollar amount will be negotiated between Hunter and the Company at the time of the anniversary.

An additional 100,000 shares may be issued upon the vesting of a 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

By agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

A joint venture partner is being sought to further explore the Nickel Plats Project.

Tonsina Property, Alaska

The Tonsina property, presently defined, consists of 46 mining claims in the State of Alaska, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June, 2006. These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), herein referred to as the “Tonsina property”. The claims are owned 100% by the Company. A joint venture partner is being sought to further explore the project.

The Company acquired certain mineral claims by staking in Alaska. On 6 June 2007, the Company entered into an option agreement with Stillwater pertaining to ongoing exploration on the property (the “Stillwater Option Agreement”). Under the terms of the Stillwater Option Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011.

Kane Property, Alaska

In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company acquired from Freegold Ventures Limited (“Freegold”), a company that formerly had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn a 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures.

Following the vesting of its 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting. This election was not made.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Under the terms of the agreement, the Company, upon the vesting of its 50%, issued 253,586 shares at market value for $100,000 to Freegold.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property.

Freegold and the Company are seeking a joint venture partner to further develop this project.

Burkina Faso, Africa

On 18 January 2011, the Company entered into an agreement with Somitra to acquire 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

US$75,000 on signing of the agreement (paid);
US$30,000 on six months following the signing of the agreement (paid);
US$105,000 on the first anniversary of the signing of the agreement (paid);
US$120,000 on the second anniversary of the signing of the agreement;
US$150,000 on the third anniversary of the signing of the agreement; and
After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

11.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at 30 April 2012 are as follows:

	Cost	Accumulated depreciation	Net book value
	$	$	$

Automotive	122,947	83,097	39,850
Office equipment	289,522	185,122	104,400
Software	59,558	48,570	10,988
Leasehold improvements	76,871	840	76,031

Total	548,898	317,629	231,269

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The changes in the Company’s property and equipment for the years ended 30 April 2012 and 2011 are as follows:

	Automotive	Office equipment	Software	Leasehold improvements	Total
	$	$	$	$	$

COST

As at 1 May 2010	86,470	221,564	31,011	-	339,045
Additions	36,477	7,466	6,570	-	50,513
As at 30 April 2011	122,947	229,030	37,581	-	389,558
Additions	-	62,670	21,977	76,871	161,518
Disposals	-	(2,178)	-	-	(2,178)

As at 30 April 2012	122,947	289,522	59,558	76,871	548,898

DEPRECIATION

As at 1 May 2010	55,240	152,181	24,731	-	232,152
Depreciation	10,778	14,403	8,102	-	33,283
As at 30 April 2011	66,018	166,584	32,833	-	265,435
Depreciation	17,079	18,538	15,737	840	52,194

As at 30 April 2012	83,097	185,122	48,570	840	317,629

NET BOOK VALUE

As at 1 May 2010	31,230	69,383	6,280	-	106,893
As at 30 April 2011	56,929	62,446	4,748	-	124,123
As at 30 April 2012	39,850	104,400	10,988	76,031	231,269

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

12.	TRADE PAYABLES AND ACCRUED LIABILITIES

The Company’s trade and other payables are broken down as follows:

	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
	$	$	$

Trade payables	78,664	366,246	10,543
Accrued liabilities	23,833	37,092	86,408
Flow-through shares premium liability	311,218	77,314	-

Total trade payables and accrued liabilities	413,715	480,652	96,951

During the year ended 30 April 2012, the Company issued 13,734,593 flow-through shares (2011: 644,286 flow-through shares) for total proceeds of $3,612,089 (2011: $225,500). This issuance of flow-through shares resulted in a flow-through share premium liability of $771,684 (30 April 2011: $77,314, 1 May 2010: $Nil) (Note 13).

During the year ended 30 April 2012, the Company incurred approximately $2,155,345 in qualifying Canadian exploration expenditures resulting in a flow-through share income of $537,780 (2011: $Nil), with a corresponding decrease in the flow-through share premium liability, on the basis that the Company has the intention of renouncing these qualifying Canadian exploration expenditures to the respective investors.

Included in trade payables and accrued liabilities are amounts due to related parties which are disclosed in Note 19.

13.	SHARE CAPITAL

13.1	Authorized share capital

The Company has authorized an unlimited number of common and preferred shares with no par value. At 30 April 2012, the Company had 103,747,214 common shares outstanding (2011: 85,737,788) and no preferred shares outstanding (2011: Nil).

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

13.2	Shares issuances

During the years ended 30 April 2012 and 2011, the Company issued common shares as follows:

On 15 March 2011, the Company closed the non-brokered private placement of 9,248,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35. A total of 644,286 flow-through units at $0.35 per unit were also placed. Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of one year. The Company paid finder's fee of $24,775 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $77,314 at the date of issue (Note 12).

During the year ended 30 April 2011, 50,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Notes 10 and 20) and 50,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold project (Notes 10 and 20).

During the year ended 30 April 2011, the Company purchased the remaining 50% interest in the unincorporated joint venture of the River Valley PGM project from Anglo Platinum Limited through its wholly-owned subsidiary, Kaymin Resources Ltd., issuing 8,117,161 non-assessable common shares of the Company and three-year warrants to purchase up to 3,000,000 common shares of the Company at a price of $0.30 per common share (Notes 10 and 20).

On 13 July 2011, the Company closed the first tranche non-brokered private placement of 2,583,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 4,332,141 flow-through units at $0.35 per unit were also placed (Note 6). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45. The Company paid finder’s fees of $68,750 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $216,607 at the date of issue (Note 12).

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

On 18 July 2011, the Company closed the second and final tranche non-brokered private placement of 620,000 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.40. A total of 210,000 flow-through units at $0.35 per unit were also placed (Note 6). Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.45. The Company paid finder’s fees of $12,975 in cash. This issuance of flow-through shares resulted in a flow-through share premium liability of $14,700 at the date of issue (Note 12).

On 26 October 2011, the Company completed the first tranche of its non‑brokered private placement and issued an aggregate of 8,075,452 flow-through units at $0.22 per flow-through unit for proceeds of $1,776,600 (Note 6). Each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $484,527 at the date of issue (Note 12).

On 21 November 2011, the Company closed the second and final tranche of the non-brokered private placement, the Company issued 486,500 non flow-through units at $0.20 per unit for gross proceeds of $97,300, with each unit consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.30.

Also in its second tranche, the Company issued 1,117,000 flow-through units at $0.22 per unit for gross proceeds of $245,740 (Note 6), with each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through share premium liability of $55,850 at the date of issue (Note 12).

All securities issued pursuant to the first tranche closing are subject to a hold period expiring February 27, 2012. In connection with the closing of both tranches of the financing, the Company paid finder’s fees of $62,474 in cash.

During the year ended 30 April 2012, 100,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Notes 10 and 20) and 75,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold project (Notes 10 and 20).

During the year ended 30 April 2012, 100,000 performance shares were exercised for proceeds of $1,000 and 310,000 stock options were exercised for proceeds of $77,500.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

13.3	Share purchase warrants

The following is a summary of the changes in the Company’s share purchase warrants for the years ended 30 April 2012 and 2011:

Year ended 30 April	2012		2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$

Outstanding, beginning of year	10,941,309	0.36	2,995,000	0.42
Granted	8,712,213	0.36	7,946,309	0.34
Exercised	-	-	-	-
Forfeited	(7,941,309)	0.38	-	-

Outstanding, end of year	11,712,213	0.35	10,941,309	0.36

The following table summarizes information regarding share purchase warrants outstanding as at 30 April 2012.

Number of warrants	Exercise price	Expiry date

3,000,000	$0.30	13 December 2013
1,291,667	$0.40	13 January 2013
2,166,070	$0.45	13 January 2013
310,000	$0.40	18 January 2013
105,000	$0.45	18 January 2013
4,037,726	$0.32	26 April 2013
243,250	$0.30	21 May 2013
558,500	$0.32	21 May 2013

11,712,213

Page | 40

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

13.4	Performance shares

A total of 2,697,990 performance shares are reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 30 April 2012, a total of 850,000 performance shares have been exercised and issued (2011: 750,000 shares) at $0.01 per share.

During a prior year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Senior Vice-President of Corporate and Business Development of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
150,000	1 February 2011	(allotted as at 30 April 2011*)
75,000	1 August 2011	(allotted as at 30 April 2012**)
75,000	1 February 2012	(allotted as at 30 April 2012**)
300,000

*	150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $28,500 and was recorded in the accounts as share-based payments (Note 14). The offsetting entry is to share-based payments reserve.

**	150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2012. The fair market value of the performance shares at the date of allotment/accrual was $32,250 and was recorded in the accounts as share-based payments (Note 14). The offsetting entry is to share-based payments reserve.

During the year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the President and Chief Operating Officer of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
100,000	6 September 2012
100,000	6 September 2013
100,000	6 September 2014
300,000

Page | 41

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

During the year, the Board authorized the issuance of up to 150,000 performance shares at an exercise price of $0.01 per share to the Vice President Exploration of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
30,000	15 December 2012
30,000	15 December 2013
30,000	15 December 2014
30,000	15 December 2015
30,000	15 December 2016
150,000

13.5	Stock options

The Company has adopted a stock option plan whereby, the Company may grant stock options to employees, directors and/or consultants of the Company. The exercise price of any options granted under the plan will be determined by the Board of Directors, at its sole discretion, but shall not be less than the last closing price of the Company’s common shares on the day before the date on which the Directors grant such options.

The following is a summary of the changes in the Company’s stock option plan for the years ended 30 April 2012 and 2011:

Year ended 30 April	2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$

Outstanding, beginning of year	8,268,000	0.32	5,430,500	0.36
Granted	1,000,000	0.30	3,525,000	0.30
Exercised	(310,000)	0.25	(85,000)	0.25
Forfeited	(1,725,000)	0.36	(602,500)	0.50

Outstanding, end of year	7,233,000	0.32	8,268,000	0.32

Page | 42

Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The weighted average fair value of the options granted during the year ended 30 April 2012 was estimated at $0.19877 (2011: $0.20262) per option at the grant date using the Black-Scholes Option Pricing Model. The weighted average assumptions used for the calculation were:

Year ended 30 April	2012	2011

Risk free interest rate	1.49%	2.57%
Expected life	3.58 years	4.9 years
Expected volatility	129.05%	117.12%
Expected dividend per share	0.00%	0.00%

The following table summarizes information regarding stock options outstanding and exercisable as at 30 April 2012.

Exercise price	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted average exercise price

Options outstanding
$0.20 - $0.29	3,558,000	3.53	$0.25
$0.30 - $0.39	2,775,000	3.48	$0.31
$0.40 - $0.60	900,000	1.02	$0.59

Total options outstanding	7,233,000	3.20	$0.32

Options exercisable
$0.20 - $0.29	2,958,000	3.36	$0.25
$0.30 - $0.39	1,575,000	3.31	$0.31
$0.40 - $0.60	833,333	0.89	$0.60

Total options exercisable	5,366,333	2.96	$0.32

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

14.	SHARE-BASED PAYMENTS

Share-based payments for the following options granted by the Company will be amortized over the vesting period, of which $499,462 was recognized in the year ended 30 April 2012 (2011: $231,193):

Grant date of stock options	Fair value of options granted	Amount vested in 2012	Amount vested in 2011
	$	$	$

11 June 2008	18,701	-	133
15 July 2009	8,613	223	2,537
4 January 2010	42,773	-	17,712
5 January 2010	69,753	6,837	34,524
1 February 2011	45,030	18,897	26,133
24 February 2011	609,754	333,904	147,968
15 March 2011	18,948	12,080	2,186
14 June 2011	81,708	81,708	-
7 September 2011	117,062	45,813	-

Share-based payments from stock options	1,012,342	499,462	231,193

Performance shares allotted(Note 13)		32,250	40,500

Total		531,712	271,693

15.	TAXES

15.1	Provision for income taxes

Year ended 30 April	2012	2011
	$	$

Loss before tax	4,987,597	4,316,193
Statutory tax rate	26.00%	27.83%

Expected tax recovery	1,296,775	1,201,340
Non-deductible items	(283,107)	(92,499)
Change in future tax rates	(38,987)	(112,876)
Change in valuation allowance	(974,681)	(995,965)

Tax recovery for the year	-	-

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

15.2	Deferred tax balances

The tax effects of temporary differences that give rise to deferred tax assets are as follows:

As at 30 April	2012	2011
	$	$

Tax loss carry-forwards	2,703,631	2,028,665
Property and equipment	81,004	67,955
Exploration and evaluation properties	562,546	286,452
Share issue costs	44,974	34,402

	3,392,155	2,417,474
Valuation allowance	(3,392,155)	(2,417,474)

Deferred tax assets	-	-

15.3	Expiry dates

The Company’s recognized and unrecognized deferred tax assets related to unused tax losses have the following expiry dates:

As at 30 April	2012
$

Non-capital losses
2014	701,754
2015	684,375
2026	851,782
2027	1,271,389
2028	1,336,195
2029	1,530,437
2030	267,302
2031	1,471,427
2,699,862

Total non-capital losses	10,814,523

Total resource-related deduction, no expiry	9,936,292

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

16.	LOSS PER SHARE

The calculation of basic and diluted loss per share is based on the following data:

Year ended 30 April	2012	2011

Net loss for the year	$ (4,987,597)	$(4,316,193)

Weighted average number of shares – basic and diluted	97,288,446	69,399,792

Loss per share, basic and diluted	$ (0.05)	$(0.06)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, performance shares and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. All of the stock options, performance shares and the share purchase warrants were anti-dilutive for the years ended 30 April 2012 and 2011.

17.	CAPITAL RISK MANAGEMENT

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements, continue the development and exploration of its mineral properties.

The Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administration costs, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to any externally imposed capital requirements. There were no significant changes in the Company’s approach or the Company’s objectives and policies for managing its capital.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

18.	FINANCIAL INSTRUMENTS

18.1	Categories of financial instruments

	As at 30 April 2012	As at 30 April 2011	As at 1 May 2010
	$	$	$

FINANCIAL ASSETS

FVTPL, at fair value
Cash and cash equivalents	3,440,410	3,880,196	4,475,681
Short term investments – warrants	103,883	426,158	275,334

Loans and receivables, at amortized cost
Amounts receivable	133,839	34,849	78,729

Available-for-sale, at fair value
Short term investments – shares	975,174	4,389,605	2,466,360

Total financial assets	4,653,306	8,730,808	7,296,104

FINANCIAL LIABILITIES

Other liabilities, at amortized cost
Trade payables	78,664	366,246	10,543

Total financial liabilities	78,664	366,246	10,543

18.2	Fair value

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value due to the demand nature or short term maturity of these instruments.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data. As at 30 April 2012, the Company does not have any Level 3 financial instruments.

As at 30 April 2012	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	3,440,410	-	3,440,410
Short term investments – Shares	975,174	-	975,174
Short term investments – Warrants	-	103,883	103,883

Total financial assets at fair value	4,415,584	103,883	4,519,467

As at 30 April 2011	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	3,880,196	-	3,880,196
Short term investments – Shares	4,164,605	225,000	4,389,605
Short term investments – Warrants	-	426,158	426,158

Total financial assets at fair value	8,044,801	651,158	8,695,959

As at 1 May 2010	Level 1	Level 2	Total
	$	$	$

Financial assets at fair value
Cash and cash equivalents	4,475,681	-	4,475,681
Short term investments – Shares	2,466,360	-	2,466,360
Short term investments – Warrants	-	275,334	275,334

Total financial assets at fair value	6,942,041	275,334	7,217,375

There were no transfers between Level 1 and 2 in the year ended 30 April 2012.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

18.3	Management of financial risks

The financial risk arising from the Company’s operations are credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions. As at 30 April 2012, amounts receivable was mainly comprised of Harmonized Sales Tax receivable and amounts receivables from related entities for shared office costs (Notes 7 and 19). As a result, credit risk is considered insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As at 30 April 2012, the Company had $3,440,410 (2011: $3,880,196) in cash and cash equivalents to settle current liabilities of $413,715 (2011: $480,652) and, accordingly, liquidity risk is considered insignificant.

Currency risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property. The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars (Note 6). The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

19.	RELATED PARTY TRANSACTIONS

For the year ended 30 April 2012, the Company had related party transactions with the following companies related by way of directors or shareholders in common:

  Next Gen Metals Inc. (“Next Gen”), a company with certain directors in common with the Company. Next Gen pays shared office costs to the Company on a month to month basis.
  El Nino Ventures Inc. (“El Nino”), a company with management and certain directors in common with the Company. El Nino pays shared office costs to the Company on a month to month basis.
  Canadian Gravity Recovery Inc. (“CGR”), a company owned by the Chief Executive Officer of the Company. CGR provides management services on a month to month basis.
  Onestar Consulting Inc. (“Onestar”), a company owned by the Senior Vice President of Business and Corporate Development. Onestar provides consulting services on a month to month basis.

19.1	Related party expenses

The Company’s related party expenses are broken down as follows:

Year ended 30 April	2012	2011
	$	$

Management fees	428,694	200,071
Consulting fees	63,000	-
Shared office costs paid by related parties	734,924	87,562

Total related party expenses	1,226,618	287,633

The Company has a sub-lease agreement with Next Gen and El Nino in which Next Gen and El Nino pays 25% each of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 21). The Company provides invoices to Next Gen and El Nino for shared office costs, including the lease payments, on a monthly basis.

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

The breakdown of the expenses between the different related parties is as follows:

Year ended 30 April	2012	2011
	$	$

Next Gen	303,513	14,457
El Nino	431,411	73,105
CGR	428,694	200,071
Onestar	63,000	-

Total related party expenses	1,226,618	287,633

19.2	Due from/to related parties

The assets of the Company include the following amounts due from related parties:

As at 30 April	2012	2011
	$	$

El Nino	16,746	2,832
Next Gen	93,295	6,747

Total amount due from related parties	110,041	9,579

Directors	2,000	3,000

Total amount due to related parties	2,000	3,000

19.3	Key management personnel compensation

The remuneration of directors and other members of key management were as follows:

Year ended 30 April	2012	2011
	$	$

Short-term benefits – management and consulting fees	836,371	505,999
Short-term benefits – directors fees	29,000	23,000
Share-based payments	258,458	112,394

Total key management personnel compensation	1,123,829	641,393

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

20.	SUPPLEMENTAL CASH FLOW INFORMATION

20.1	Cash payments for interest and taxes

The Company made the following cash payments for interest and income taxes:

Year ended 30 April	2012	2011
	$	$

Interest paid	-	-
Taxes paid	-	-

Total cash payments	-	-

20.2	Non-cash financing and investing activities

The Company incurred the following non-cash investing and financing transactions:

Year ended 30 April	2012	2011
	$	$

Common shares issued for properties	19,250	2,446,148
Warrants issued for properties	-	675,570
Common shares received for properties	591,500	-
Warrants received for properties	223,690	-

Total non-cash financing and investing activities	834,440	3,121,718

21.	COMMITMENTS

As at 30 April 2012, the Company had the following commitments:

As at 30 April 2012	< 1 year	2-5 years	> 5 years	Total
	$	$	$	$

Management fees	266,871	856,787	-	1,123,658
Rent and lease payments	108,559	544,208	508,218	1,160,985

Total commitments	375,430	1,400,995	508,218	2,284,643

The Company has a management agreement with CGR, a company owned by the Chief Executive Officer of the Company, effective 1 April 2011.

The Company has a sub-lease agreement with Next Gen and El Nino in which Next Gen and El Nino pays 25% each of the total lease payments of the current office space at 650-555 West 12th Avenue, Vancouver, B.C. V5Z 3X7 (Note 19).

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Pacific North West Capital Corp. Notes to the Consolidated Financial Statements 30 April 2012 (Expressed in Canadian dollars)

22.	EVENT AFTER THE REPORTING PERIOD

The following event occurred subsequent to 30 April 2012:

On 29 June 2012, the Company terminated the option agreements related to the BC Rock & Roll property and the Destiny Gold Project (Note 10).

23.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the year ended 30 April 2012 were approved and authorized for issue by the Board of Directors on 12 July 2012.

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